UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     June 10, 2013

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 11th Fiscal Year

April 1, 2012 to March 31, 2013

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 11th Fiscal Year

(April 1, 2012 to March 31, 2013)

1.  Matters Regarding the Current Conditions of the Company

(1)	Business Progress and Results of the Group

Economic and Financial Environment

During the 11th fiscal year, the European economy decelerated, mainly reflecting the further intensification of the European sovereign debt crisis, while signs of economic recovery were seen in some countries such as the U.S. and China. Although industrial production and exports in Japan decreased markedly, a certain level of recovery was observed toward the end of the fiscal year mainly due to the depreciation of yen.

In the financial and capital markets, a risk-averse mood intensified amid factors including the European sovereign debt crisis and U.S. fiscal crisis, and investors bought yen which they perceived to be a relatively safe asset. However, concerns about the European sovereign debt crisis have receded since last autumn. In Japan, domestic short-term interest rates remained at a low level as the Bank of Japan continued to supply the market with abundant funds. Long-term interest rates decreased from slightly above 1.0 percent in April of last year to about 0.5 percent towards the end of the fiscal year mainly as a result of expectations for additional monetary easing by the Bank of Japan. The yen, after appreciating to above 77 yen against the U.S. dollar in the first half of the fiscal year, stabilized at around 94 yen against the U.S. dollar by the end of the fiscal year, amid factors such as the aggressive monetary easing policy in Japan and heightened expectations for a global economic recovery. The Nikkei stock average also recovered to the 12,000 yen mark by the end of the fiscal year from the level of approximately 8,000 yen last summer.

Under such circumstances, in Japan, the SME Financing Facilitation Act expired at the end of the fiscal year. In addition, new capital adequacy rules were applied in stages starting from the end of the fiscal year, under the framework for new global capital and liquidity standards for banks (Basel III) announced by the Basel Committee on Banking Supervision in December 2010.

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiaries (hereinafter, collectively with the Company, “the Group”), which presently conduct mainly commercial banking and other financial services including leasing, securities and consumer finance. For the Group, fiscal year 2012, the second year of the medium-term management plan for the three years from fiscal 2011 to 2013, was the year for moving forward steadily towards the targets of the medium-term management plan, capturing opportunities with proactive ideas and actions, and we proactively continued to implement initiatives for our two strategies – strengthening initiatives in strategic business areas and establishing a solid financial base and corporate infrastructure.

The strategic business areas of the Group are financial consulting for retail customers; tailor-made solutions for corporate clients; commercial banking in emerging markets, especially Asia; securities and investment banking; and non-asset businesses including payment & settlement services and asset management, and we continued to implement measures to further enhance these business areas.

In financial consulting for retail customers, Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”) enhanced its product lineup in the securities intermediary business and insurance business in order to better respond to the diversifying asset-management needs of our customers. In addition, the dedicated online service “Bank and Trade” was launched in fiscal 2012, allowing retail customers who have accounts at both SMBC and SMBC Nikko Securities Inc. to manage their assets with greater ease. In order to promote the consumer finance business on a group-wide basis, we consolidated the management functions of group companies engaged in transaction services and consumer finance business into “Consumer Finance & Transaction Business Department” of SMBC. In addition, in September of last year, SMBC Consumer Finance Co., Ltd. decided to make Mobit Co., LTD. (loan business) into a wholly-owned subsidiary with a view to further expand the business.

In tailor-made solutions for corporate clients, we reorganized the banking office network and optimized staff allocation at SMBC in order to enhance our capability to offer solutions tailored to the client’s situation such as business size. Meanwhile, we leveraged our consulting functions in an effort to support small- and medium-sized enterprises, and corporate clients affected by the Great East Japan Earthquake and Tsunami, including providing advice on debt restructuring and optimal solutions to their management issues. Furthermore, we have taken steps to more effectively accommodate the diversifying and more sophisticated funding needs of our clients, such as establishing “Project & Export Finance Department” to strengthen our capability to respond to opportunities and needs in industries related to the environment, natural resources and other fields.

In commercial banking in emerging markets, especially Asia, SMBC continued to expand its network with the opening of New Delhi Branch and Lima Representative Office, and improve the operational functions of Yangon Representative Office; and Sumitomo Mitsui Banking Corporation (China) Limited opened a branch office in Chongqing. Moreover, SMBC established “Investment Banking Department, Asia” to respond quickly and flexibly to needs for infrastructure financing and trade financing in Asia, and expanded cash management services that previously had been offered within Japan to the Asia-Pacific region as well in order to meet our clients’ needs for centralized cash management. Furthermore, in the leasing business, SMBC and Sumitomo Mitsui Finance and Leasing Company, Limited, on a joint basis with Sumitomo Corporation, acquired the aircraft leasing business of The Royal Bank of Scotland Group plc in the U.K., and established SMBC Aviation Capital Limited to capture the rapidly growing demand for aircrafts in emerging markets.

In securities and investment banking, SMBC Nikko Securities Inc. reinforced its collaboration with SMBC and Moelis & Company in the U.S. to strengthen its M&A advisory services in order to better accommodate the diverse needs of clients. It also expanded overseas operations through initiatives such as the establishment of a local subsidiary in Singapore and launching brokerage services for shares issued by Japanese companies.

In non-asset businesses, including payment & settlement services and asset management, the Company and SMBC reorganized their “Transaction Business Planning Department” to strengthen the management of transaction services. In addition, SMBC established “Transaction Business Division” in order to respond quickly and flexibly to deposit, transaction, and foreign exchange needs of our clients in Japan and overseas, as well as ancillary financing related to settlement transactions. In addition, we began offering services utilizing the electronic monetary claims institution, densai.net Co., Ltd., which commenced operations in February of this year, to improve the convenience of transactions in response to our clients’ needs for streamlining bill-related operations. Furthermore, in order to accommodate the diversifying asset management needs of our clients, SMBC reinforced its collaboration with asset management companies in Japan and overseas. It entered into a capital alliance with China Post & Capital Fund Management Co., Ltd. and increasing its stake in Sumitomo Mitsui Asset Management Company, Limited.

Regarding initiatives for establishing a solid financial base and corporate infrastructure, the following measures have been implemented. For strengthening the corporate infrastructure to support our group-wide and global business operations, we implemented best practices in management throughout the Group by upgrading the risk management systems of SMBC Consumer Finance Co., Ltd., SMBC Aviation Capital Limited and other consolidated group companies. We also continued to develop and promote human resources with international business capabilities and carried out personnel exchanges within domestic offices and between domestic and overseas offices. We also implemented measures, such as restructuring head office functions and revising operational processes, to maximize operational efficiency at SMBC. With regard to compliance, we reinforced the system to reflect the revisions to the “Act on Prevention of Transfer of Criminal Proceeds,” and implemented measures intended to ensure thorough compliance with insider trading regulations and firewall regulations. At the same time, we further reinforced the compliance system and the internal control system for the whole Group in line with the Group-wide development of our international business, through measures such as creating a system at SMBC for receiving reports from overseas offices on important laws and regulations.

As a result of these measures, the Group recorded ordinary income and net income on a consolidated basis of ¥1,073.7 billion yen and 794.0 billion yen, respectively, for the 11th fiscal year.

Issues to be addressed

The Company and SMBC consider fiscal 2013, the last year of the medium-term management plan for the three fiscal years 2011 to 2013, as the year for “Proactively contribute to the revitalization of Japanese economy, and as a result achieve the growth of SMFG” and “Create new business models and challenge for ‘innovation’ in order to make the next leap forward.” We aim to proactively support the revitalization of Japanese economy through financing and to respond to changes in the financial needs of our clients and business environment in order to achieve medium- to long-term growth.

First, the Group intends to further enhance its functions in order to provide even higher quality services to our clients.

For our retail clients, different group companies aim to provide leading-edge products and services according to the needs and life stage of the client. Specifically, SMBC intends to expand its own lineup of consumer loan and investment products, and further strengthen collaboration with SMBC Nikko Securities in investment management. In addition, through utilizing SMBC’s trust business function, we aim to serve the needs for business owners and landowners related to business and asset succession. Furthermore, in our consumer finance business, group companies such as Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance plan to utilize the internet to improve customer convenience, and we intend to promote group-wide collaboration in order to accommodate clients’ needs related to transaction services and consumer finance.

With regards to our corporate clients, SMBC intends to meet solution providing needs on financing and business restructuring, mainly of medium-sized and small corporate clients, thereby contributing to the revitalization of Japanese economy, as well as continue to accommodate clients’ needs after the expiration of SME Financing Facilitation Act. In addition, SMBC intends to further enhance its research and advisory capabilities and strengthen its ability to support the strategy planning of globally active large corporations from the planning stage by concentrating experienced staff with expert knowledge of individual industries in Corporate Advisory Division which also plans to deploy representatives overseas. Furthermore, SMBC Nikko Securities plans to further enhance its capabilities in wholesale securities business such as equity and debt underwriting and M&A advisory, as well as continue to promote collaboration with SMBC in order to accommodate clients’ diversified and sophisticated needs.

In our international business, we plan to expand businesses in growing areas of worldwide needs including infrastructure finance and trade finance, as well as settlement business and finance business associated with settlement, mainly in Asia where commercial flows are increasing in step with the economic development of the region. We also intend to continue our efforts to secure stable foreign-currency funding in order to accommodate the increase in overseas assets of the Group. Moreover, for our medium- to long-term growth, we plan to seek further business opportunities in the emerging markets including Asia, with an aim to become a “globally active diversified financial services group with Asia as our home market.”

Furthermore, we intend to strengthen our non-asset businesses through measures such as collaboration with asset management companies within our group as well as those overseas.

Secondly, we plan to further reinforce the corporate infrastructure in line with our group-wide and global business operations. In addition to further reinforcing our group-wide risk-management structure, we also intend to develop human resources with diverse capabilities globally. Furthermore, we aim to support employees who return to the workplace after a long absence due to childbirth or caring for children, while pressing ahead with efforts to foster diversity by more actively hiring and promoting talented human resources regardless of sex or nationality. With regards to compliance, we intend to further reinforce our compliance and internal control system in line with the expansion of our group-wide and global business operations to more effectively comply with the laws and regulations of various businesses in which we operate in Japan and overseas.

The Group aims to respond to shareholders’ expectations through steady growth by execution of the initiatives described above.

We look forward to the continued understanding and support of our shareholders in these endeavors.

(2)	Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a.	Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: billions of yen

	FY2009 (Fiscal year ended March 31, 2010)	FY2010 (Fiscal year ended March 31, 2011)	FY2011 (Fiscal year ended March 31, 2012)	FY2012 (Fiscal year ended March 31, 2013)
Ordinary income	3,166.4	3,845.8	3,945.2	4,326.4
Ordinary profit	558.7	825.4	935.5	1,073.7
Net income	271.5	475.8	518.5	794.0
Comprehensive income	803.7	413.3	665.2	1,458.1
Net assets	7,000.8	7,132.0	7,254.9	8,443.2
Total assets	123,159.5	137,803.0	143,040.6	148,696.8

(Notes)	1.	Amounts less than one hundred million yen have been omitted.
	2.

Comprehensive income for FY2010 and FY2009 were calculated by adopting “Accounting Standard for Presentation of Comprehensive Income” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 25) on a retroactive basis.

	3.	The Company has 323 consolidated subsidiaries and 44 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2013.

b.	Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: billions of yen

	FY2009 (Fiscal year ended March 31, 2010)	FY2010 (Fiscal year ended March 31, 2011)	FY2011 (Fiscal year ended March 31, 2012)	FY2012 (Fiscal year ended March 31, 2013)
Operating income	133.3	222.2	181.3	179.5
Dividends received	118.8	206.8	166.2	165.4
Dividends received from banking subsidiaries	113.3	191.1	158.6	152.1
Dividends received from other subsidiaries	4.6	14.5	5.5	11.2
Net income	(millions of yen 66,176)	(millions of yen 191,539)	(millions of yen 149,919)	(millions of yen 147,981)
Net income per share	(yen 53.82)	(yen 131.42)	(yen 107.06)	(yen 104.93)
Total assets	6,152.7	6,237.6	6,153.4	6,266.8
Investments in banking subsidiaries	5,377.7	5,385.4	5,175.4	5,175.4
Investments in other subsidiaries	611.3	703.1	823.5	927.4
(Note) Amounts less than one hundred million yen have been omitted.

(3)	Employees of the Group

	March 31, 2013
	Banking Business	Leasing	Securities Services	Consumer Finance	Other Business

Number of employees	30,430	2,399	9,884	9,237	12,685

	March 31, 2012
	Banking Business	Leasing	Securities Services	Consumer Finance	Other Business

Number of employees	30,378	2,250	9,177	8,933	13,487

(Notes) 1.

The number of employees is the number of persons engaged in the Group, including local staff at overseas, but not including employees on short-term contracts and temporary employees (19,617 persons as of March 31, 2013; 20,798 persons as of March 31, 2012).

2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.

(4)	Principal Offices of the Group

a.	Banking Business

Sumitomo Mitsui Banking Corporation:

Domestic:	Head Office, Tokyo Main Office, Osaka Head Office, Kobe Main Office, and 652 other branches and sub-branches (654 as of March 31, 2012)
Overseas:	New York Branch and 27 other branches and sub-branches (25 as of March 31, 2012)

THE MINATO BANK, LTD.:

Head Office and 105 other branches (107 as of March 31, 2012)

Kansai Urban Banking Corporation:

Head Office and 157 other branches (159 as of March 31, 2012)

b.	Leasing

Sumitomo Mitsui Finance and Leasing Company, Limited:

Tokyo Head Office, Takebashi Office, Osaka Head Office, etc.

c.	Securities Services

SMBC Nikko Securities Inc.:

Head Office, etc.

SMBC Friend Securities Co., Ltd.:

Head Office, etc.

d.	Consumer Finance

Sumitomo Mitsui Card Company, Limited:

Tokyo Head Office, Osaka Head Office, etc.

Cedyna Financial Corporation:

Head Office, Tokyo Head Office, etc.

SMBC Consumer Finance Co., Ltd.:

Head Office, etc.

e.	Other Business

The Japan Research Institute, Limited:

Tokyo Head Office, Osaka Head Office, etc.

(5)	Capital Investment of the Group

a.	Total Amount of Capital Investment

Unit: millions of yen

Reportable segment	Amount

Banking Business	112,652

Leasing	2,981

Securities Services	15,363

Consumer Finance	31,108

Other Business	9,364

Total	171,470

(Notes) 1.	Amounts less than one million yen have been omitted.
2.	Amount above indicates the total amount of capital investment for the Company and consolidated subsidiaries.

b.	Establishment of Principal Facilities, etc.

Unit: millions of yen

Reportable segment	Company name	Description	Amount

Banking Business	Sumitomo Mitsui Banking Corporation	Capital investment in branches	22,643
		Software	50,182

Leasing	There are no important matters to be stated.		-

Securities Services	There are no important matters to be stated.		-

Consumer Finance	There are no important matters to be stated.		-

Other Business	There are no important matters to be stated.		-

    (Note)     Amounts less than one million yen have been omitted.

(6)	Parent Company and Principal Subsidiaries, etc.

a.	Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Banking	June 6, 1996	1,770,996	100.00	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Minato-ku, Tokyo	Leasing	February 4, 1963	15,000	60.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	June 15, 2009	10,000	100.00 (100.00)	-
SMBC Friend Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	March 2, 1948	27,270	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	December 26, 1967	34,000	65.99 (65.99)	-

Company name	Location	Main business	Date of establishment	Capital (millions of yen)		Percentage of the Company’s voting rights (%)	Other
Cedyna Financial Corporation	Naka-ku, Nagoya	Credit card and Installment	September 11, 1950	82,843		100.00 (100.00)	-
SMBC Consumer Finance Co., Ltd.	Chiyoda-ku, Tokyo	Consumer Lending	March 20, 1962	140,737		100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	System development, data processing, management consulting, and economic research	November 1, 2002	10,000		100.00	-
THE MINATO BANK, LTD.	Chuo-ku, Kobe	Banking	September 6, 1949	27,484		46.43 (46.43)	-
Kansai Urban Banking Corporation	Chuo-ku, Osaka	Banking	July 1, 1922	47,039		60.19 (60.19)	-
The Japan Net Bank, Limited	Shinjuku-ku, Tokyo	Banking	September 19, 2000	37,250		61.43 (61.43)	-
Sumitomo Mitsui Banking Corporation Europe Limited	London, U.K.	Banking	March 5, 2003	225,624 [USD 2,400 million	]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Banking	April 27, 2009	106,050 [RMB 7,000 million	]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	July 14, 1976	187,720		100.00 (100.00)	-
SMBC Finance Service Co., Ltd.	Minato-ku, Tokyo	Collecting agent and factoring	December 5, 1972	71,705		100.00 (100.00)	-
SMBC Capital Markets, Inc.	Wilmington, Delaware, U.S.A.	Derivatives	December 4, 1986	0 [USD 100	]	100.00 (100.00)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	February 21, 1981	6,950		33.99	-
Daiwa SB Investments Ltd.	Chiyoda-ku, Tokyo	Investment advisory and investment trust management	June 1, 1973	2,000		43.96	-

(Notes)	1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights in subsidiaries has been rounded down to the nearest second decimal place.
	2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
	3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
	4.	Promise Co., Ltd. changed its trade name to SMBC Consumer Finance Co., Ltd. on July 1, 2012.
5.

The percentage of the Company’s voting rights in subsidiaries for THE MINATO BANK, LTD. includes 40.38% of the percentage of the Company’s voting rights attached to shares that Sumitomo Mitsui Banking Corporation contributed to the retirement benefits trust. The voting rights attached to the shares are to be exercised at the instruction of SMBC.

Significant Business Alliance

The Company, Sumitomo Mitsui Card Company, Limited, and Sumitomo Mitsui Banking Corporation have formed a business alliance with NTT DoCoMo Inc. mainly for the joint promotion of a new credit settlement service using mobile phones.

(7)	Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,228,030	561,609	-

(Notes)	1.	Amounts less than one million yen have been omitted for the balance of borrowings, and amounts less than one hundred shares have been omitted for the number of shares held.
	2.	There are no borrowings other than those mentioned above.

(8)	Material Matters regarding Business Transfer, etc.

Not applicable.

2.  Matters regarding Directors and Corporate Auditors

(1)	Directors and Corporate Auditors

(As of March 31, 2013)

Name	Position and responsibility	Significant concurrent positions	Other
Masayuki Oku	Chairman of the Board	Director of Panasonic Corporation Corporate Auditor of Nankai Electric Railway Co., Ltd.	-
Koichi Miyata	President (Representative Director)	Director of Sumitomo Mitsui Banking Corporation	-
Takeshi Kunibe	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director) Director of NEC Corporation	-
Satoru Nakanishi	Director (Representative Director) Responsible for Consumer Business Planning Dept. and Consumer Finance & Transaction Business Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director) Representative Director and President of SMFG Card & Credit, Inc.	-
Koichi Danno	Director Responsible for Corporate Risk Management Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Yujiro Ito	Director Responsible for General Affairs Dept. and Human Resources Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Masahiro Fuchizaki	Director Responsible for IT Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Nobuaki Kurumatani	Director Responsible for Audit Dept.	Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Shigeru Iwamoto	Director (outside)	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-

Name	Position and responsibility	Significant concurrent positions	Other
Yoshinori Yokoyama	Director (outside)	Status of concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-
Kuniaki Nomura	Director (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-
Jun Mizoguchi	Standing Corporate Auditor	Corporate Auditor of Sumitomo Mitsui Banking Corporation	-
Yoji Yamaguchi	Standing Corporate Auditor	-	-
Shin Kawaguchi	Standing Corporate Auditor	-	-
Ikuo Uno	Corporate Auditor (outside)	Executive Advisor to the Board of Nippon Life Insurance Company Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-
Satoshi Itoh	Corporate Auditor (outside)

Certified Public Accountant

Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.

He has considerable expertise in finance and accounting.
Rokuro Tsuruta	Corporate Auditor (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” as described below.	-

(Notes)	1.	Messrs. Shigeru Iwamoto, Yoshinori Yokoyama and Kuniaki Nomura are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.
	2.	Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta are Outside Corporate Auditors as provided for in Article 2, Item 16 of the Companies Act.
	3.

The Company has designated Directors Messrs. Shigeru Iwamoto, Yoshinori Yokoyama, Kuniaki Nomura and Corporate Auditors Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta as Independent Directors/Auditors in accordance with the requirement set out by the financial instruments exchanges in Japan such as Tokyo Stock Exchange, Inc.

	4.	Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2013:

Director	Takeshi Kunibe	Chairman of Japanese Bankers Association

Director (Representative Director)	Satoru Nakanishi	Resigned Director (Representative Director) Director of Sumitomo Mitsui Banking Corporation Director of SMFG Card & Credit, Inc.

Director	Koichi Danno	Resigned Director

Director	Yujiro Ito	Director (Representative Director)

Director	Nobuaki Kurumatani

No longer responsible for Audit Dept. Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept. and Subsidiaries & Affiliates Dept.

Director of Sumitomo Mitsui Banking Corporation

5.

The Company appointed one Substitute Corporate Auditor to serve as substitute for all Outside Corporate Auditors, in case the number of Corporate Auditors fails short of the number required by applicable laws and regulations.

Substitute Corporate Auditor	Daiken Tsunoda

Directors who resigned during the Fiscal Year

Name	Position and responsibility	Significant concurrent positions	Other
Tetsuya Kubo	Director (Representative Director) Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept. and Subsidiaries & Affiliates Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	He resigned on March 31, 2013.

   (Note)    Position and responsibility and significant concurrent positions are reported as of the date of resignation.

(2)	Compensation, etc. for Directors and Corporate Auditors

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
Directors	12	434
Corporate Auditors	7	130
Total	19	564

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.	In relation to “Compensation, etc.” for Directors, Directors do not receive an employee salary nor do they receive consideration for the performance of other duties.
3.

Maximum amount of compensation for Directors and Corporate Auditors were determined by the resolution at the General Meeting of Shareholders held on June 27, 2008, to be 480 million yen per year for Directors (of which 30 million yen for Outside Directors) and 180 million yen per year for Corporate Auditors. In addition, the maximum amount of compensation in the form of stock compensation-type stock options (stock acquisition rights) was determined by the resolution at the General Meeting of Shareholders held on June 29, 2010 to be 200 million yen per year for Directors (excluding Outside Directors) and 80 million yen per year for Corporate Auditors (excluding Outside Corporate Auditors).

	4.	The above-written amounts include expenses of 86 million yen related to the payment of Directors’ bonuses.
5.

The above-written amounts include expenses of 36 million yen (27 million yen for Directors and 8 million yen for Corporate Auditors) related to the allotment of stock compensation-type stock options (stock acquisition rights), granted to Directors and Corporate Auditors in the current fiscal year.

	6.	The above-written amounts include “Compensation, etc. for the Outside Directors and Outside Corporate Auditors” as mentioned below.

3.  Matters regarding Outside Directors and Outside Corporate Auditors

(1)	Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors

Name	Concurrent positions and other details
Shigeru Iwamoto	Director of Sumitomo Mitsui Banking Corporation (outside) Chairman of Tokyo Keizai University
Yoshinori Yokoyama	Director of Sumitomo Mitsui Banking Corporation (outside)
Kuniaki Nomura	Director of Sumitomo Mitsui Banking Corporation (outside) Corporate Auditor of MS&AD Insurance Group Holdings, Inc. (outside) Corporate Auditor of Dai Nippon Printing Co., Ltd. (outside)
Ikuo Uno

Executive Advisor to the Board of Nippon Life Insurance Company

Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside)

Director of Panasonic Corporation (outside)

Director of FUJI KYUKO CO., LTD (outside)

Corporate Auditor of Odakyu Electric Railway Co., Ltd. (outside)

Corporate Auditor of Tohoku Electric Power Co., Inc. (outside)

Corporate Auditor of West Japan Railway Company (outside)

Satoshi Itoh	Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside) Corporate Auditor of Nisshin Seifun Group Inc. (outside) Corporate Auditor of NEC Corporation (outside)
Rokuro Tsuruta

Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside)

Director of TPR CO., LTD. (outside)

Corporate Auditor of J.FRONT RETAILING Co., Ltd. (outside)

Corporate Auditor of Mitsubishi Chemical Holdings Corporation (outside)

(Notes)	1.

Directors Messrs. Shigeru Iwamoto, Yoshinori Yokoyama and Kuniaki Nomura concurrently serve as Directors (outside) of SMBC, the Company’s subsidiary, while Corporate Auditors Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta concurrently serve as Corporate Auditors (outside) of SMBC.

2.

There is no other relationship to be disclosed between the Company and the companies or entities in which Outside Directors and Outside Corporate Auditors of the Company concurrently serve as positions listed above.

(2)	Major Activities of Outside Directors and Outside Corporate Auditors

Name	Period of service	Attendance of the Board of Directors meeting	Opinions issued at the Board of Directors meeting and other activities
Shigeru Iwamoto	3 years and 9 months	Attended all of 12 meetings of the Board of Directors held in the 2012 fiscal year	Iwamoto mainly provides suggestions and comments based on his considerable experience as Certified Public Accountant and high level of insight.
Yoshinori Yokoyama	6 years and 9 months	Attended 11 out of 12 meetings of the Board of Directors held in the 2012 fiscal year	Yokoyama mainly provides suggestions and comments based on his broad knowledge of management and high level of insight.
Kuniaki Nomura	3 years and 9 months	Attended 10 out of 12 meetings of the Board of Directors held in the 2012 fiscal year	Nomura mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Ikuo Uno	7 years and 9 months	Attended 9 out of 12 meetings of the Board of Directors and 5 out of 6 meetings of the Board of Corporate Auditors held in the 2012 fiscal year.	Uno mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Satoshi Itoh	3 years and 9 months	Attended 10 out of 12 meetings of the Board of Directors and all of 6 meetings of the Board of Corporate Auditors held in the 2012 fiscal year.	Itoh mainly provides suggestions and comments based on his considerable experience as Certified Public Accountant and high level of insight.
Rokuro Tsuruta	9 months	Attended all of 10 meetings of the Board of Directors and all of 5 meetings of the Board of Corporate Auditors held after his assumption of office as Corporate Auditor.	Tsuruta mainly provides suggestions and comments based on his considerable experience as a public prosecutor and an attorney at law and high level of insight.

    (Note)    Period of service of Directors and Corporate Auditors above of less than one month have been discarded.

(3)	Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Shigeru Iwamoto	In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors and Outside Corporate Auditors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) ¥10 million or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.
Yoshinori Yokoyama
Kuniaki Nomura
Ikuo Uno
Satoshi Itoh
Rokuro Tsuruta

(4)	Compensation, etc. for the Outside Directors and Outside Corporate Auditors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc., of the Company
Total amount of compensation, etc.	7	44	44

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.	No expenses have been incurred in connection with the payment of bonuses and the allotment of stock compensation-type stock options (stock acquisition rights) for Outside Directors and Outside Corporate Auditors.
	3.	Compensation, etc. paid by parent company, etc., of the Company include the compensations and other payments from the Company’s subsidiary, SMBC.

4.  Matters regarding Shares of the Company

(1)	Number of Shares

(Number of shares)
Total number of shares authorized to be issued
Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 6)	70,001
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	1,414,055,625

(2)	Number of Shareholders as of March 31, 2013

(Number of shareholders)
Common stock	371,254

(3)	Major Shareholders

Common Stock
Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	765,708	5.42
The Master Trust Bank of Japan, Ltd. (Trust Account)	703,192	4.98
Sumitomo Mitsui Banking Corporation	561,609	3.98
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS	380,962	2.70
Japan Trustee Services Bank, Ltd. (Trust Account 9)	271,427	1.92
STATE STREET BANK AND TRUST COMPANY 505225	229,572	1.62
MELLON BANK, N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION	176,608	1.25
Nomura Securities Co., Ltd., Proprietary Account	173,470	1.23
THE BANK OF NEW YORK, TREATY JASDEC ACCOUNT	149,736	1.06
NATSCUMCO	142,835	1.01

(Notes)	1.	Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
	2.	Numbers of shares less than one hundred have been omitted and the percentage of shares held has been rounded down to the nearest second decimal place.

5.  Matters regarding Stock Acquisition Rights, etc. of the Company

The following is the outline of the stock acquisition rights issued in accordance with the provisions of Article 238 and Article 240 of the Companies Act to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of the Company and its subsidiary SMBC, in consideration of their execution of duties.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
First series stock acquisition rights	August 13, 2010	1,026	Common stock 102,600 shares	221,500 yen	1 yen	August 13, 2010 to August 12, 2040
Second series stock acquisition rights	August 16, 2011	2,682	Common stock 268,200 shares	187,200 yen	1 yen	August 16, 2011 to August 15, 2041
Third series stock acquisition rights	August 15, 2012	2,805	Common stock 280,500 shares	204,200 yen	1 yen	August 15, 2012 to August 14, 2042

(1)	Stock Acquisition Rights, etc. of the Company Held by the Company’s Officers at the End of the Fiscal Year

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Directors (excluding Outside Directors)		Corporate Auditors (excluding Outside Corporate Auditors)
			Number of holders	Number of stock acquisition rights	Number of holders	Number of stock acquisition rights
First series stock acquisition rights	55	Common stock 5,500 shares	4	49	1	6
Second series stock acquisition rights	255	Common stock 25,500 shares	7	132	3	123
Third series stock acquisition rights	150	Common stock 15,000 shares	8	131	3	19

(2)	Stock Acquisition Rights, etc. of the Company Granted to Employees, etc. during the Fiscal Year

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Employees (Executive Officers)		Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries
			Number of persons granted	Number of stock acquisition rights	Number of persons granted	Number of stock acquisition rights
Third series stock acquisition rights	2,648	Common stock 264,800 shares	2	16	71	2,632

(Note)	Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries are reported including Directors, Corporate Auditors and employees (Executive Officers) of the subsidiaries, who hold concurrent position(s) as Director, Corporate Auditor or employee (Executive Officer) of the Company.

6.  Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other
KPMG AZSA LLC Toshiharu Kawai Designated Limited Liability Partner Hiroshi Takahashi Designated Limited Liability Partner Yutaka Terasawa Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (Act No. 103 of 1948): 1,616 million yen

The Company pays consideration to our Accounting Auditors for providing advisory services pertaining to accounting procedures and disclosure, a task which constitutes activities other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountant Act.

Of above, compensation, etc. as Accounting Auditor: 229 million yen

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.	The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, “Of above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.
	3.	Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 3,378 million yen.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor

Apart from cases of dismissal of an Accounting Auditor by the Board of Corporate Auditors as prescribed in Article 340 of the Companies Act, if it is determined to be difficult for an Accounting Auditor to appropriately execute his or her duty, the Company will forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders, upon the consent or request of the Board of Corporate Auditors.

b.

From among the Company’s significant subsidiaries, Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation (China) Limited and SMBC Capital Markets, Inc. were audited by an Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

7.     System to Ensure Appropriate Conduct of Operations

The Board of Directors resolved to adopt systems to ensure the Company’s appropriate conduct of operations as follows:

Article 1. (System for the storage and management of information related to the execution of duties by Directors)

The Company appropriately stores and manages information related to the performance of Directors’ duties, in accordance with the standards for information management and document management.

Article 2. (Rules and other aspects of the system for managing risks of loss)

1.

For the appropriate management of risks of loss to the Group, the Company has established a set of “standards for the management of risks” to set forth fundamental matters for managing risks, and each type of risk of loss is comprehensively and systematically managed by the divisions in charge of managing risks of loss in cooperation with the divisions in charge of management planning.

2.

The basic policy for managing risks of loss to the Group is determined by resolution of the Group Executive Management Board, a body consisting of executives appointed by the President with the approval of the Board of Directors.

3.

The Group Executive Management Board, related executives, and divisions in charge of managing risks of loss conduct risk management in accordance with the basic policy for managing risks of loss to the Group approved in the preceding paragraph.

Article 3. (System for ensuring that the duties of the Directors are efficiently performed)

1.	To ensure that the duties of the Directors are efficiently performed, the Company formulates operating plans and manages operations and performance under the plans.
2.

Each Director appropriately shares the burden of duties, defines standards for organization, defines standards for the Group companies, and delegates authority to the Directors and employees according to those standards.

Article 4. (System for ensuring that the Directors and employees perform their duties in accordance with laws, regulations, and the Articles of Incorporation)

1.

To ensure that the Directors and employees perform their duties in accordance with laws, regulations, and the Articles of Incorporation, the Company draws up business ethics, draws up a common philosophy of the Company’s social responsibility, formulates a compliance manual, and has the Directors and employees conform to the aforesaid.

2.

To make the compliance system of the Group work more effectively, the Company has the Board of Directors formulate an annual plan for compliance calling for specific measures such as the establishment of standards and training, and improves the system by going forward with the plan.

3.

To ensure propriety in accounting and reliability in financial reports, the Company formulates regulations for the evaluation of internal control over financial reports, improves and operates a system necessary for internal control for financial reports, and evaluates the effectiveness of the system.

4.

To discover and correct possible violations of laws and regulations by the Company, its Directors, and its employees, the Company appropriately operates a whistle-blowing system and takes steps to improve it.

5.

The Company has nothing whatsoever to do with antisocial forces. The Company rejects any unreasonable request or claim from the antisocial forces, does not engage in any under-the-table or finance to those entities and, takes appropriate legislative responses as necessary. The Company deals with antisocial forces systemically, in collaboration with relevant external agencies.

6.

The Company sets a Management Policy Concerning Conflicts of Interest as a basic principle of managing conflicts of interest. The Company develops a structure to appropriately manage conflicts of interest within the Group, so as not to harm our customers’ interests unduly.

7.

To prevent money laundering and financing for terrorism, the Company sets Rules of Control for the Prevention of Money Laundering, etc. as the Group’s basic principles, and manage and control under the rules.

8.

To review the implementation as mentioned above, the division in charge of internal audits on the independence of the divisions conducts internal audits and reports the results of the audits to the Board of Directors, Group Executive Management Board, etc.

Article 5. (System for ensuring appropriate business operations within the Group)

1.

The Company has established a Group Executive Management Board under the Board of Directors as a supreme decision-making body for the execution of duties and business administration over the Group. The Company executes important matters for the execution of duties after making judgments based on conferences in the Group Executive Management Board in accordance with basic policy determined by the Board of Directors.

2.	To keep a unified compliance system over the Group, the Company defines standards and prepares compliance manuals for the Group, and appropriately manages the manuals in accordance with the standards.
3.

For the assurance of the fairness and propriety of transactions among companies within the Group, the Company has established a set of administrative regulations for transactions within the Group to set forth a policy on transactions among companies within the Group, and operates and manages the transactions in accordance with the regulations. Additionally, among these transactions, those likely to have significant effects on management over the Group are decided by the Group Executive Management Board with the approval of the Board of Directors.

Article 6. (Matters regarding employees appointed for the support of Corporate Auditors, and matters regarding the independence of the appointed employees from Directors)

1.	To support the performance of the audits by Corporate Auditors, the Company has established an Office of Corporate Auditors.
2.

To ensure the independence of the employees in the Office of Corporate Auditors from the Directors, all personnel evaluations and personnel transfers for employees shall be approved by the Corporate Auditors.

Article 7. (System for reporting to the Board of Corporate Auditors or to Corporate Auditors, by Directors and employees)

1.

If the Directors and employees discover any fact likely to significantly harm the Company or the Group, or fraud or any significant fact contrary to laws, regulations, or the Articles of Incorporation, the Directors and employees promptly report the fact to the Corporate Auditors.

2.	If the Corporate Auditors ask the Directors and employees about the execution of their respective duties, the Directors and employees promptly report to the Corporate Auditors thereon.

Article 8. (System for ensuring effective auditing by the Corporate Auditors)

1.

The divisions in charge of internal audits closely cooperate with the Corporate Auditors and endeavor to enable the Corporate Auditors to effectively conduct audits when the Corporate Auditors request their cooperation.

2.

The Representative Director endeavors to improve the efficiency of the audit function carried out by the Corporate Auditors, by measures such as ensuring opportunities for the regular exchange of opinions with Corporate Auditors.

Consolidated Balance Sheet

(At March 31, 2013)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Cash and due from banks	10,799,291	Deposits	89,081,811
Call loans and bills bought	1,353,746	Negotiable certificates of deposit	11,755,654
Receivables under resale agreements	273,217	Call money and bills sold	2,954,051
Receivables under securities borrowing transactions	3,494,398	Payables under repurchase agreements	2,076,791
Monetary claims bought	1,540,516	Payables under securities lending transactions	4,433,835
Trading assets	7,765,554	Commercial paper	1,499,499
Money held in trust	22,789	Trading liabilities	6,119,631
Securities	41,306,731	Borrowed money	4,979,460
Loans and bills discounted	65,632,091	Foreign exchanges	337,901
Foreign exchanges	2,226,427	Short-term bonds	1,126,300
Lease receivables and investment assets	1,684,800	Bonds	4,750,806
Other assets	4,367,634	Due to trust account	643,350
Tangible fixed assets	1,983,772	Other liabilities	3,989,794
Assets for rent	1,102,755	Reserve for employee bonuses	59,855
Buildings	298,620	Reserve for executive bonuses	4,037
Land	455,420	Reserve for employee retirement benefits	44,579
Lease assets	9,065	Reserve for executive retirement benefits	2,420
Construction in progress	20,123	Reserve for point service program	19,319
Other tangible fixed assets	97,786	Reserve for reimbursement of deposits	11,195
Intangible fixed assets	790,860	Reserve for losses on interest repayment	245,423
Software	296,770	Reserves under the special laws	481
Goodwill	385,625	Deferred tax liabilities	68,120
Lease assets	104	Deferred tax liabilities for land revaluation	39,683
Other intangible fixed assets	108,359	Acceptances and guarantees	6,009,575
Deferred tax assets	374,258	Total liabilities	140,253,582
Customers’ liabilities for acceptances and guarantees	6,009,575	(Net assets)
Reserve for possible loan losses	(928,866)	Capital stock	2,337,895
		Capital surplus	758,630
		Retained earnings	2,811,474
		Treasury stock	(227,373)
		Total stockholders’ equity	5,680,627
		Net unrealized gains on other securities	755,753
		Net deferred losses on hedges	(32,863)
		Land revaluation excess	39,129
		Foreign currency translation adjustments	(97,448)
		Total accumulated other comprehensive income	664,570
		Stock acquisition rights	1,260
		Minority interests	2,096,760
		Total net assets	8,443,218
Total assets	148,696,800	Total liabilities and net assets	148,696,800

Consolidated Statement of Income

(April 1, 2012 to March 31, 2013)

Unit: millions of yen

Account	Amount
Ordinary income		4,326,424
Interest income	1,707,513
Interest on loans and discounts	1,278,372
Interest and dividends on securities	251,675
Interest on call loans and bills bought	14,557
Interest on receivables under resale agreements	6,240
Interest on receivables under securities borrowing transactions	6,565
Interest on deposits with banks	33,191
Interest on lease transactions	64,425
Other interest income	52,483
Trust fees	1,871
Fees and commissions	1,040,126
Trading income	206,741
Other operating income	1,283,776
Lease-related income	116,208
Installment-related income	669,752
Other	497,815
Other income	86,395
Recoveries of written-off claims	10,436
Other income	75,959
Ordinary expenses		3,252,678
Interest expenses	314,876
Interest on deposits	96,175
Interest on negotiable certificates of deposit	41,627
Interest on call money and bills sold	4,547
Interest on payables under repurchase agreements	6,301
Interest on payables under securities lending transactions	6,284
Interest on commercial paper	5,703
Interest on borrowed money	46,280
Interest on short-term bonds	1,356
Interest on bonds	86,399
Other interest expenses	20,200
Fees and commissions payments	131,957
Trading losses	40,124
Other operating expenses	960,179
Lease-related expenses	59,867
Installment-related expenses	631,311
Other	269,000
General and administrative expenses	1,496,294
Other expenses	309,246
Provision for reserve for possible loan losses	36,475
Other	272,771
Ordinary profit		1,073,745
Extraordinary gains		384
Gains on disposal of fixed assets	240
Gains on negative goodwill	3
Other extraordinary gains	140
Extraordinary losses		10,096
Losses on disposal of fixed assets	5,721
Losses on impairment of fixed assets	4,314
Provision for reserve for eventual future operating losses from financial instruments transactions	60
Income before income taxes and minority interests		1,064,033
Current	279,898
Deferred	(133,930)
Income taxes		145,968
Income before minority interests		918,065
Minority interests in net income		124,006
Net income		794,059

Consolidated Statement of Changes in Net Assets

(April 1, 2012 to March 31, 2013)

Unit: millions of yen

Account	Amount
Stockholders’ equity
Capital stock
Balance at April 1, 2012	2,337,895
Changes in the year
Net changes in the year	-
Balance at March 31, 2013	2,337,895
Capital surplus
Balance at April 1, 2012	759,800
Changes in the year
Disposal of treasury stocks	(1,170)
Net changes in the year	(1,170)
Balance at March 31, 2013	758,630
Retained earnings
Balance at April 1, 2012	2,152,654
Changes in the year
Cash dividends	(135,252)
Net income	794,059
Increase due to increase in subsidiaries	10
Increase due to decrease in subsidiaries	0
Decrease due to increase in subsidiaries	(9)
Decrease due to decrease in subsidiaries	(16)
Reversal of land revaluation excess	29
Net changes in the year	658,820
Balance at March 31, 2013	2,811,474
Treasury stock
Balance at April 1, 2012	(236,037)
Changes in the year
Purchase of treasury stock	(263)
Disposal of treasury stock	8,927
Net changes in the year	8,663
Balance at March 31, 2013	(227,373)

Account	Amount
Total stockholders’ equity
Balance at April 1, 2012	5,014,313
Changes in the year
Cash dividends	(135,252)
Net income	794,059
Purchase of treasury stock	(263)
Disposal of treasury stock	7,756
Increase due to increase in subsidiaries	10
Increase due to decrease in subsidiaries	0
Decrease due to increase in subsidiaries	(9)
Decrease due to decrease in subsidiaries	(16)
Reversal of land revaluation excess	29
Net changes in the year	666,313
Balance at March 31, 2013	5,680,627
Accumulated other comprehensive income

Net unrealized gains on other securities
Balance at April 1, 2012	330,433
Changes in the year
Net changes in items other than stockholders’ equity in the year	425,320
Net changes in the year	425,320
Balance at March 31, 2013	755,753
Net deferred losses on hedges
Balance at April 1, 2012	(32,122)
Changes in the year
Net changes in items other than stockholders’ equity in the year
(741)
Net changes in the year	(741)
Balance at March 31, 2013	(32,863)

Account	Amount	Account	Amount
Land revaluation excess		Total net assets
Balance at April 1, 2012	39,158	Balance at April 1, 2012	7,254,976
Changes in the year		Changes in the year
Net changes in items other than		Cash dividends	(135,252)
stockholders’ equity in the year	(29)	Net income	794,059
Net changes in the year	(29)	Purchase of treasury stock	(263)
Balance at March 31, 2013	39,129	Disposal of treasury stock	7,756
Foreign currency translation adjustments		Increase due to increase in subsidiaries	10
Balance at April 1, 2012	(141,382)	Increase due to decrease in subsidiaries	0
Changes in the year		Decrease due to increase in subsidiaries	(9)
Net changes in items other than		Decrease due to decrease in subsidiaries	(16)
stockholders’ equity in the year	43,933	Reversal of land revaluation excess	29
Net changes in the year	43,933	Net changes in items other than stockholders’ equity in the year	521,928
Balance at March 31, 2013	(97,448)	Net changes in the year	1,188,242
Total accumulated other comprehensive income		Balance at March 31, 2013	8,443,218

Balance at April 1, 2012	196,087
Changes in the year
Net changes in items other than
stockholders’ equity in the year	468,483
Net changes in the year	468,483
Balance at March 31, 2013	664,570
Stock acquisition rights
Balance at April 1, 2012	692
Changes in the year
Net changes in items other than
stockholders’ equity in the year	567
Net changes in the year	567
Balance at March 31, 2013	1,260
Minority interests
Balance at April 1, 2012	2,043,883
Changes in the year
Net changes in items other than
stockholders’ equity in the year	52,877
Net changes in the year	52,877
Balance at March 31, 2013	2,096,760

Non-Consolidated Balance Sheet

(At March 31, 2013)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Current assets	111,290	Current liabilities	1,232,959
Cash and due from banks	76,692	Short-term borrowings	1,228,030
Prepaid expenses	29	Accounts payable	939
Accrued income	15	Accrued expenses	3,102
Accrued income tax refunds	33,100	Income taxes payable	15
Other current assets	1,452	Business office taxes payable	7
		Reserve for employee bonuses	133
		Reserve for executive bonuses	97
		Other current liabilities	634
Fixed assets	6,155,573	Fixed liabilities	392,900
Tangible fixed assets	2	Bonds	392,900
Buildings	0	Total liabilities	1,625,859
Equipment	2	(Net assets)
Intangible fixed assets	83	Stockholders’ equity	4,639,865
Software	83	Capital stock	2,337,895
Investments and other assets	6,155,487	Capital surplus	1,583,717
Investments in subsidiaries and affiliates	6,155,487	Capital reserve	1,559,374
		Other capital surplus	24,343
		Retained earnings	730,333
		Other retained earnings	730,333
		Voluntary reserve	30,420
		Retained earnings brought forward	699,913
		Treasury stock	(12,082)
		Stock acquisition rights	1,140
		Total net assets	4,641,005
Total assets	6,266,864	Total liabilities and net assets	6,266,864

Non-Consolidated Statement of Income

(April 1, 2012 to March 31, 2013)

Unit: millions of yen

Account	Amount
Operating income		179,560
Dividends on investments in subsidiaries and affiliates	165,441
Fees and commissions received from subsidiaries	14,119
Operating expenses		24,341
General and administrative expenses	7,873
Interest on bonds	16,468
Operating profit		155,219
Non-operating income		144
Interest income on deposits	83
Fees and commissions income	3
Other non-operating income	57
Non-operating expenses		7,378
Interest on borrowings	7,362
Fees and commissions payments	15
Other non-operating expenses	0
Ordinary profit		147,985
Income before income taxes		147,985
Income taxes-current	3
Total income taxes		3
Net income		147,981

Non-Consolidated Statement of Changes in Net Assets

(April 1, 2012 to March 31, 2013)

Unit: millions of yen

Account	Amount	Account	Amount
Stockholders’ equity		Total retained earnings
Capital stock		Balance at April 1, 2012	721,096
Balance at April 1, 2012	2,337,895	Changes in the year
Changes in the year		Cash dividends	(138,743)
Net changes in the year	-	Net income	147,981
Balance at March 31, 2013	2,337,895	Net changes in the year	9,237
Capital surplus		Balance at March 31, 2013	730,333
Capital reserve		Treasury stock
Balance at April 1, 2012	1,559,374	Balance at April 1, 2012	(154,926)
Changes in the year		Changes in the year
Net changes in the year	-	Purchase of treasury stock	(263)
Balance at March 31, 2013	1,559,374	Disposal of treasury stock	143,107
Other capital surplus		Net changes in the year	142,844
Balance at April 1, 2012	63,592	Balance at March 31, 2013	(12,082)
Changes in the year		Total stockholders’ equity
Disposal of treasury stock	(39,249)	Balance at April 1, 2012	4,527,031
Net changes in the year	(39,249)	Changes in the year
Balance at March 31, 2013	24,343	Cash dividends	(138,743)
Total capital surplus		Net income	147,981
Balance at April 1, 2012	1,622,966	Purchase of treasury stock	(263)
Changes in the year		Disposal of treasury stock	103,858
Disposal of treasury stock	(39,249)	Net changes in the year	112,833
Net changes in the year	(39,249)	Balance at March 31, 2013	4,639,865
Balance at March 31, 2013	1,583,717	Stock acquisition rights
Retained earnings		Balance at April 1, 2012	598
Other retained earnings		Changes in the year
Voluntary reserve		Net changes in items other than
Balance at April 1, 2012	30,420	stockholders’ equity in the year	542
Changes in the year		Net changes in the year	542
Net changes in the year	-	Balance at March 31, 2013	1,140
Balance at March 31, 2013	30,420	Total net assets
Retained earnings brought forward		Balance at April 1, 2012	4,527,629
Balance at April 1, 2012	690,676	Changes in the year
Changes in the year		Cash dividends	(138,743)
Cash dividends	(138,743)	Net income	147,981
Net income	147,981	Purchase of treasury stock	(263)
Net changes in the year	9,237	Disposal of treasury stock	103,858
Balance at March 31, 2013	699,913	Net changes in items other than
		stockholders’ equity in the year	542
		Net changes in the year	113,375
		Balance at March 31, 2013	4,641,005

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.]

Independent Auditor’s Report

May 13, 2013

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Toshiharu Kawai (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroshi Takahashi (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Yutaka Terasawa (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, basis of presentation, significant accounting policies and the related notes, of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2013 and for the year from April 1, 2012 to March 31, 2013 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries for the period which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.]

Independent Auditor’s Report

May 13, 2013

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Toshiharu Kawai (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroshi Takahashi (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Yutaka Terasawa (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income and the statement of changes in net assets, significant accounting policies and other explanatory information, and the supplementary schedules of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2013 and for the year from April 1, 2012 to March 31, 2013 in accordance with Article 436(2)(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. for the period which the financial statements and supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Board of Corporate Auditors’ report Originally Issued in the Japanese Language]

Audit Report

The Board of Corporate Auditors, following deliberations on the reports made by each Corporate Auditor concerning the audit of execution of duties by Directors of the Company for the 11th fiscal year from April 1, 2012, to March 31, 2013, has prepared this audit report as a unanimous opinion of the Board of Corporate Auditors, consisting of six members, and hereby report as follows:

1.	Auditing Method Used by Each Corporate Auditor and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established auditing policies, including allocation of duties, and received reports from each Corporate Auditor regarding the progress and results of audits, as well as received reports from the Directors, other relevant personnel, and the Accounting Auditor regarding the execution of their duties, and sought explanations as necessary.

In accordance with the auditing policies, including allocation of duties for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor endeavored to gather information and create an improved environment for auditing through regular communication with the Directors, the Audit Department, and other relevant personnel. Corporate Auditors also attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees and other relevant personnel regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company. In addition, Corporate Auditors received reports from the Directors and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding the development of systems necessary to ensure that the execution of duties by the Directors complies with the laws and regulations and with the Company’s Articles of Incorporation and other systems prescribed by Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act of Japan as systems necessary to ensure the properness of operations of the Company’s business, and sought their explanations as necessary. Moreover, Corporate Auditors received reports on the status of establishment and operations of such systems that have been developed in compliance with such resolutions (internal control systems) from the Directors and other relevant personnel and also sought their explanations as necessary. In regard to the Company’s internal control over financial reporting, Corporate Auditors received reports on the assessment of such internal control from the Directors and other relevant personnel; reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary. As for the subsidiaries of the Company, Corporate Auditors have shared information with the Directors and Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

Furthermore, the Corporate Auditors also monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. Corporate Auditors also received notification from the Accounting Auditor that “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the foregoing method, the Corporate Auditors reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
(1)	Audit Results on the Business Report, etc.

A.

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

B.

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors.

C.

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the execution of duties by the Directors regarding the internal control systems including the internal control over financial reporting.

(2)	Results of Audit of the Consolidated Financial statements

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

(3)	Results of Audit of the Financial statements and Supplementary Schedules

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 14, 2013

                                                                                              The Board of Corporate Auditors of Sumitomo Mitsui Financial Group, Inc.

Standing Corporate Auditor (Full-Time)	Jun Mizoguchi (Seal)
Standing Corporate Auditor (Full-Time)	Yoji Yamaguchi (Seal)
Standing Corporate Auditor (Full-Time)	Shin Kawaguchi (Seal)
Corporate Auditor	Ikuo Uno (Seal)
Corporate Auditor	Satoshi Itoh (Seal)
Corporate Auditor	Rokuro Tsuruta (Seal)

(Note)	Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta are Outside Corporate Auditors pursuant to Article 2, Item 16 and Article 335, Paragraph 3 of the Companies Act of Japan.